ASSIGNMENT AND ASSUMPTION OF
PROPERTY MANAGEMENT AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION OF PROPERTY MANAGEMENT AGREEMENT (this "Assignment") is made and entered into effective as of the 1st day of January, 2020, by and among NEXBANK SECURITIES, INC., a Delaware corporation d/b/a Nexbank Realty Advisors ("Assignor") and NEXVEST REALTY ADVISORS, LLC, a Delaware limited liability company ("Assignee").

WHEREAS, Freedom LHV, LLC, a Texas limited liability company ("Owner"), as owner, and Assignor, as manager, have executed that certain Management Agreement with an effective date of June 1, 2013, as amended by that certain First Amendment to Management Agreement dated August 20, 2014 (as amended, the "Management Agreement"), relating to the shopping center located at 718 N. Buckner, Dallas, Texas and known as White Rock Center (the "Property"), as more specifically described in the Management Agreement; and

WHEREAS, Assignor desires to assign its rights, title and interest in the Management Agreement to Assignee and Assignee desires to assume the duties, obligations and liabilities of Assignor under the Management Agreement.

NOW THEREFORE, the parties hereto, for and in consideration of the mutual covenants and agreement hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

1. <u>Transfer and Assignment</u>. Assignor hereby transfers, assigns, sets over and conveys to Assignee all right, title and interest of Assignor in the Management Agreement.

2. <u>Assumption of Obligations</u>. Assignee hereby assumes and agrees to observe and perform all of the obligations and duties of Assignor under the Management Agreement from and after the date hereof, and Assignee covenants and agrees to indemnify, save and hold harmless Assignor from and against any and all loss, liability, claims or causes of action arising from or relating to the Management Agreement arising from and after the date of this Assignment.

3. <u>Governing Law</u>. This Assignment shall be governed by and construed in accordance with the laws of the State of Texas.

4. <u>Severability</u>. In case any one or more of the provisions contained in this Assignment shall be held to be invalid, illegal or unenforceable in any respect, such validity, illegality or unenforceability shall not affect any other provisions hereof, and this Assignment shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5. <u>Counterparts</u>. This Assignment may be executed in any number of counterparts, each of which shall be deemed an original, but all of such counterparts taken together shall constitute one and the same instrument.

6.   <u>Successors and Assigns</u>. This Assignment and the terms and provisions hereof shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, personal representatives, successors and assigns whenever the context so requires or permits.

7.   <u>Entire Agreement</u>. This Assignment and the Management Agreement contain all of the agreements of the parties with respect to the subject matter of this Assignment, and no prior agreement, understanding or representation pertaining to any such matter shall be effective for any purpose. No provision of this Assignment may be amended or modified except by an agreement in writing signed by the parties hereto or their respective successors in interest.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed as of the date and year first above written.

ASSIGNOR:

NEXBANK SECURITIES, INC., a Delaware corporation



By: _____
Name: _Stacy Hodges_____
Title: _Director_____

ASSIGNEE:

NEXVEST REALTY ADVISORS, LLC, a Delaware limited liability company



By: _____
Name: _S. Breault_____
Title: _Managing Director_____

Approved By:

FREEDOM LHV, LLC, a Texas limited liability company



By: _____

Name: _____

Title: _____